Snell & Wilmer L.L.P.
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Suite 1400
Costa Mesa, California 92626-7689
TELEPHONE: (714) 427-7000
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April 14, 2010

Via Federal Express
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 4720
Attn.:  Jim B. Rosenberg, Senior Assistant Chief Accountant

RE:	Peregrine Pharmaceuticals, Inc.
Form 10-K for the Year Ended April 30, 2009
Filed on July 14, 2009
File No.: 001-32839

Dear Mr. Rosenberg:

On behalf of our client, Peregrine Pharmaceuticals, Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated March 29, 2010 to Paul J. Lytle, Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the year ended April 30, 2009 (the "Form 10-K") which was filed with the Commission on July 14, 2009.  For your convenience, the Commission’s comments have been repeated herein in bold, with the Company’s response immediately following each of the Commission’s comments.  All page numbers refer to the Edgar version of the Form 10-K.

Form 10-K for the fiscal year ended April 30, 2009

Item 1.  Business, page 1

1.
We note your response to our prior comment 1. Please further revise your draft disclosure to include a discussion of the term and termination provisions of the October 2004 Lonza Biologics agreement related to your TNT technology. Also, although we note your intention to file confidential treatment applications with respect to each of the discussed material agreements, we still ask that you include in your proposed disclosure a more detailed description of the royalty rates under each; either a range within ten percent or a statement that the percentage is in the single digits, teens, etc. will be sufficient.  Finally, please note that we will not be in a position to clear our review of this filing until each of the material agreements has been filed.

April 14, 2010

The Company notes the Commission’s comments and advises the Commission as follows.  First, with respect to the Company’s draft disclosure, the disclosure has been revised to include a discussion of the term and termination provisions of the October 2004 Lonza Biologics agreement related to the Company’s TNT technology and to provide the requested disclosure regarding royalty rates.  The revised disclosure is set forth below, with the new revisions underlined to facilitate the Commission’s review.

With regard to the material agreements that the Company is filing, the Company has today filed those agreements (in redacted form) as exhibits to a Form 8-K and submitted to the Commission the required requests for confidential treatment of the redacted information.

With regard to the Company’s disclosure of its in-licensing and out-licensing collaborations, the Company plans to include the following revised disclosure in its FY2010 Form 10-K:

 “In-Licensing Collaborations

The following discussions cover our collaborations and in-licensing obligations related to our products in clinical trials:

Anti-Phosphatidylserine (“Anti-PS”) Program - In August 2001 and August 2005, we exclusively in-licensed the worldwide rights to this technology platform from the University of Texas Southwestern Medical Center at Dallas (“UTSWMC”).  During November 2003, we entered into a non-exclusive license agreement with Genentech, Inc. to license certain intellectual property rights covering methods and processes for producing antibodies used in connection with the development of our Anti-PS program.  During December 2003, we entered into an exclusive commercial license agreement with Avanir Pharmaceuticals, Inc, (“Avanir”) covering the generation of the chimeric monoclonal antibody, bavituximab.  In March 2005, we entered into a worldwide non-exclusive license agreement with Lonza Biologics (“Lonza”) for intellectual property and materials relating to the expression of recombinant monoclonal antibodies for use in the manufacture of bavituximab.

Under our in-licensing agreements relating to the Anti-PS program, including the development of bavituximab, we typically pay an up-front license fee, annual maintenance fees, and are obligated to pay future milestone payments based on development progress, plus a royalty on net sales and/or a percentage of sublicense income.  The applicable royalty rate under each of the foregoing in-licensing agreements is in the low single digits. The following table provides certain information with respect to each of the Company’s in-licensing agreements relating to its Anti-PS program.

Licensor	Agreement Date	Expiration Date	Total Payments To Date	Potential Future Milestone Obligations
UTSWMC	August 2001	(1)	$97,500	$375,000
UTSWMC	August 2005	(1)	$35,000	$425,000
Lonza	March 2005	(2)	-	(3)
Avanir	December 2003	(4)	-	$1,050,000
Genentech, Inc.	November 2003	December 2018	$400,000	$5,000,000
Total			$532,500	$6,850,000
______________

April 14, 2010

(1)
Expiration date of the license agreement occurs upon expiry of underlying patents.  These patents, and certain related patent applications that may issue as patents, are currently set to expire between 2023 and 2025.

(2)
Expiration date of the license agreement is 15 years from first commercial sale or upon expiry of underlying patents, whichever, occurs last.  To date, we have no commercial sales under the license agreement nor do we expect any commercial sales in the near future.  The last patent covered under this license agreement expires in November 2016.

(3)
We are required to pay future milestone payments upon the completion of Phase II clinical trial enrollment in the amount of 75,000 pounds sterling, the amount of which will continue as an annual license fee thereafter.  In the event we utilize an outside contract manufacturer other than Lonza to manufacture bavituximab for commercial purposes, we would owe Lonza 300,000 pounds sterling per year.  We expect to complete Phase II clinical trial enrollment in 2011.

(4)
Expiration date of license agreement is 10 years from first commercial sale in each respective country.  To date we have no commercial sales under the license agreement nor do we expect any commercial sales in the near future.

Of the total potential future milestone obligations of $6,850,000, $6,400,000 would be due upon the first commercial approval of a drug candidate developed under our Anti-PS program, including bavituximab, with the technologies licensed pursuant to such license agreements.

During fiscal year 2008, we expensed $50,000 under in-licensing agreements covering our Anti-PS program, which is included in research and development expense in the accompanying consolidated statements of operations.  We did not incur any milestone related expenses during fiscal years 2010 and 2009.

Tumor Necrosis Therapy (“TNT”) - We acquired the rights to the TNT technology in July 1994 after the merger between Peregrine and Cancer Biologics, Inc. was approved by our stockholders.  The assets acquired from Cancer Biologics, Inc. primarily consisted of patent rights to the TNT technology, including Cotara®.  To date, no product revenues have been generated from our TNT technology.

In October 2004, we entered into a worldwide non-exclusive license agreement with Lonza for intellectual property and materials relating to the expression of recombinant monoclonal antibodies for use in the manufacture of Cotara®.  Under the terms of the agreement, we will pay a royalty (in the low single digits) on net sales of any products we market that utilize the underlying technology.  In the event a product is approved and we or Lonza do not manufacture Cotara®, we would owe Lonza 300,000 pounds sterling per year in addition to an increased royalty (in the low single digits) on net sales.  Unless sooner terminated due to a party’s breach of the license agreement, the license agreement with Lonza will terminate upon the last to occur of the expiration of a period of fifteen (15) years following our first commercial sale of a product or the expiration of the last valid claim within the patents that are the subject of the license agreement; provided that if after the expiration of the last claim but prior to the expiration of the fifteen (15) year period, Lonza has publicly made available certain materials and know how, then the agreement will terminate at such time as the materials and know how are made public.

Out-Licensing Collaborations

In October 2000, we entered into a licensing agreement with Merck KGaA to out-license a segment of our TNT technology for use in the application of cytokine fusion proteins.  During January 2003, we entered into an amendment to the license agreement, whereby we received an extension to the royalty period from six years to ten years from the date of the first commercial sale.  Under the terms of the agreement, we would receive a royalty on net sales if a product is approved under the agreement.  Merck KGaA has not publicly disclosed the development status of its program.”

April 14, 2010

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to give me a call at (714) 427-7402.

Very truly yours,

Snell & Wilmer

/s/ Mark R. Ziebell

Mark R. Ziebell

cc:           Paul J. Lytle